11016491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Securities & Insurance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 2800
(No. and Street)

Seattle (City) WA (State) 98104-4019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sheasley 206.302.6870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co. Inc., P.S.
(Name – *if individual, state last, first, middle name*)

1750 112th Ave NE, Suite E200 (Address), Bellevue (City), WA (State) 98004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, John Sheasley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Securities & Insurance LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- None -

KRISTIN N COOLEY
COMMISSION EXPIRES
NOTARY PUBLIC
7-2-2014
STATE OF WASHINGTON

Signature

Chief Financial Officer
Title

Notary Public 2/28/11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Moss Adams Securities & Insurance LLC

Statements of Financial Condition

December 31, 2010 and 2009

and

Independent Auditor's Report

Hellam Varon
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

mgi
BUSINESS SOLUTIONS WORLDWIDE

The Member of Moss Adams Securities & Insurance LLC

We have audited the accompanying statements of financial condition of Moss Adams Securities & Insurance LLC (a wholly-owned subsidiary of Moss Adams Financial Services LLC) as of December 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moss Adams Securities & Insurance LLC as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Hellam Varon & Co Inc PS

Bellevue, Washington
February 24, 2011

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

MOSS ADAMS SECURITIES & INSURANCE LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 289,555	$ 236,664
Commissions receivable	34,742	16,540
Prepaid expenses	55,935	1,877
	$ 380,232	$ 255,081
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$ 8,229	$ 4,060
Accrued liabilities	16,460	27,974
	24,689	32,034
Member's equity	355,543	223,047
	$ 380,232	$ 255,081

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Securities & Insurance LLC (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Washington State and is a wholly-owned subsidiary of Moss Adams Financial Services LLC (the Owner). The Company earns commission income from sales of securities (mutual funds and variable annuities only) and insurance products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk - The Company places its cash in a high-credit-quality financial institution. At times, temporary cash may be in excess of the FDIC insurance limit.

Credit risk is represented by unsecured commissions receivable. No provision for bad debts is provided based on historical experience and management's evaluation of outstanding receivables at the end of the year.

Income taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is reported on the return of the Owner. The Company is subject to a limited liability company fee in California.

Management evaluates its income tax positions on a regular basis and believes it has taken no significant uncertain tax positions that could result in additional taxes to the Company. The Company has not recognized any interest or penalties associated with uncertain tax positions. All tax returns filed after 2006 remain subject to examination by governmental agencies.

3. RELATED PARTY TRANSACTIONS

Accrued liabilities include $16,460 and $27,974 to the Owner at December 31, 2010 and 2009, respectively. All Company expenses are paid by the Owner on its behalf, and these items are charged against an intercompany accounts payable account. Reimbursements are periodically made to the Owner.

As the Company and Owner are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

4. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 24, 2011, the date the financial statements were available for issue.

Hellam | Varon
CERTIFIED PUBLIC ACCOUNTANTS

mgi

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Moss Adams Securities & Insurance LLC
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Moss Adams Securities & Insurance LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Moss Adams Securities & Insurance LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Moss Adams Securities & Insurance LLC's management is responsible for the Moss Adams Securities & Insurance LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records consisting of copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting one difference as follows:
   - *Accounts receivable at December 31, 2009 were inadvertently included as 2010 revenue in the determination of SIPC net operating revenues. This resulted in an overstatement on Line 2a of $16,539, an overstatement on Line 2c(1) of $12,906 and an overstatement of $3,633 on Line 2d which results in $9 of general assessment being overpaid by Moss Adams Securities & Insurance LLC.*

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including calculations of unrelated revenue prepared by management), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hellam Varon & Co Inc PS
Bellevue, Washington
February 25, 2011

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

Moss Adams Securities & Insurance LLC
Statements of Financial Condition

December 31, 2010 and 2009

Financial Statements

Financial Statements

Moss Adams Securities & Insurance LLC

Statements of Financial Condition

December 31, 2010 and 2009

and

Independent Auditor's Report

Hellam | Varon

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

mgi BUSINESS SOLUTIONS WORLDWIDE

The Member of Moss Adams Securities & Insurance LLC

We have audited the accompanying statements of financial condition of Moss Adams Securities & Insurance LLC (a wholly-owned subsidiary of Moss Adams Financial Services LLC) as of December 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moss Adams Securities & Insurance LLC as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Hellam Varon & Co Inc PS

Bellevue, Washington
February 24, 2011

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

MOSS ADAMS SECURITIES & INSURANCE LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 289,555	$ 236,664
Commissions receivable	34,742	16,540
Prepaid expenses	55,935	1,877
	$ 380,232	$ 255,081
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$ 8,229	$ 4,060
Accrued liabilities	16,460	27,974
	24,689	32,034
Member's equity	355,543	223,047
	$ 380,232	$ 255,081

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Securities & Insurance LLC (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Washington State and is a wholly-owned subsidiary of Moss Adams Financial Services LLC (the Owner). The Company earns commission income from sales of securities (mutual funds and variable annuities only) and insurance products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk - The Company places its cash in a high-credit-quality financial institution. At times, temporary cash may be in excess of the FDIC insurance limit.

Credit risk is represented by unsecured commissions receivable. No provision for bad debts is provided based on historical experience and management's evaluation of outstanding receivables at the end of the year.

Income taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is reported on the return of the Owner. The Company is subject to a limited liability company fee in California.

Management evaluates its income tax positions on a regular basis and believes it has taken no significant uncertain tax positions that could result in additional taxes to the Company. The Company has not recognized any interest or penalties associated with uncertain tax positions. All tax returns filed after 2006 remain subject to examination by governmental agencies.

3. RELATED PARTY TRANSACTIONS

Accrued liabilities include $16,460 and $27,974 to the Owner at December 31, 2010 and 2009, respectively. All Company expenses are paid by the Owner on its behalf, and these items are charged against an intercompany accounts payable account. Reimbursements are periodically made to the Owner.

As the Company and Owner are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

4. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 24, 2011, the date the financial statements were available for issue.